FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
July 6, 1998                                 Vice President, Investor Relations
                                             (214) 978-2691


              HALLIBURTON-DRESSER MERGER CLEARS EUROPEAN COMMISSION


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Dresser Industries, Inc. (NYSE:DI) today received the European Commission's decision that the Commission does not oppose the merger of the two companies.

         The Commission indicated, considering that Halliburton has committed to divest itself of its 36 percent ownership interest in M-I Drilling Fluids, the drilling fluids business does not presently constitute an "affected market" under the European Community Merger Control Regulation.

         Halliburton and Dresser previously announced a definitive merger agreement which calls for Dresser's shareholders to receive one newly issued share of Halliburton for each share of Dresser. Both of the companies' shareholders have voted their approval for the merger plan. At the present time the companies have other regulatory filings in process with the U.S. Department of Justice and regulatory agencies in certain other countries. The companies expect to complete the merger during the fall of 1998.

         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.


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